Special General Meeting of Shareholders of Can-Fite BioPharma Ltd.

Date: February 21, 2023

See Voting Instructions On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To approve a renewed version of the Company's Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999, a copy of which is attached as Annex A in the accompanying proxy statement.	☐	☐	☐

	Yes	No
1A. Are you a controlling shareholder in the Company, or have a personal interest in the said Proposal, as such terms are defined in the Proxy Statement of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this Proposal.	☐	☐

	For	Against	Abstain
2. To approve the cancelation of the par value of the Company's ordinary shares, such that the Company's authorized share capital will be equal to NIS 1,250,000,000 divided into 5,000,000,000 ordinary shares with no par value, and to amend the Company's articles of association accordingly.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here

______________ Please Date Above

____________________ Please Sign Here

______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Can-Fite BioPharma Ltd. to be Held on February 21, 2023 for Holders as of January 19, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on February 16, 2023

PROXY TABULATOR FOR
CAN-FITE BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Can-Fite BioPharma Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on February 16, 2023)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Can-Fite BioPharma Ltd.** (the "Company"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **January 19, 2023** at the **Special General Meeting of Shareholders** of the Company to be held on **February 21, 2023**, at the offices of the Company, located at 10 Bareket Street, Petach Tikva, Israel, and at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" ON EACH OF THE PROPOSALS AT THE MEETING

NOTE:

1. **Please direct the Depositary how to vote by placing an X in the box opposite each agenda item.**
2. **It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
3. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O. Box 8016
CARY, NC 27512-9903